April 7, 2026

WEN Huaxin
Chief Financial Officer
Waton Financial Limited
Suite 3605-06, 36th Floor
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Kowloon, Hong Kong

       Re: Waton Financial Limited
           Form 20-F for Fiscal Year Ended March 31, 2025
           File No. 001-42573
Dear WEN Huaxin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets